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Item 77C:Attachment
Matters submitted to a vote of security holders

	An Annual Meeting of Shareholders of Advance Capital I,
Inc. was held at the Novi Hilton, 21111 Haggerty Road, Novi,
Michigan, on July 25, 1997 for the following purposes:

    1.	To elect five Directors to hold office until
        the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

		Directors Elected at Meeting			Votes For
		----------------------------			---------
                Joseph A. Ahern					16,341,683
		Richard W. Holtcamp				16,205,318
		Harry Kalajian					16,314,374
		John C. Shoemaker				16,336,172
		Frank R. Zimmerman				16,281,470

     2. To ratify the selection of Price Waterhouse LLP as independent accountants of Advance Capital I, Inc. for the fiscal year ending December 31, 1997.

		Votes For:					16,318,398
		Votes Against:	    				    25,691
		Votes to Abstain:     				    99,115